EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent registered public accountants, we consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-00949) of our report dated June 26, 2014, relating to the statements of net assets available for benefits of Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan as of December 31, 2013, and 2012, the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and the related supplemental schedule as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan.

/s/ Mayer Hoffman McCann P.C.
Plymouth Meeting, Pennsylvania
June 26, 2014